VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

Mario Biasini
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 2,746,429 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“Mario Biasini”
Name: Mario Biasini

SPHERE 3D CORPORATION

By: “T. Scott Worthington”
        T. Scott Worthington
        Chief Financial Officer

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

Mario Biasini

“Mario Biasini”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

2,746,429          Company Common Shares
25,000               Company Options

VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

John Morelli
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 1,228,571 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“John Morelli”
Name: John Morelli

SPHERE 3D CORPORATION

By: “T. Scott Worthington”
        T. Scott Worthington
        Chief Financial Officer

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

John Morelli

“John Morelli”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

1,228,571                 Company Common Shares
50,000                      Company Options

VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

Peter Ashkin
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 30,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“Peter Ashkin”
Name: Peter Ashkin

SPHERE 3D CORPORATION

By: “T. Scott Worthington”
        T. Scott Worthington
        Chief Financial Officer

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

Peter Ashkin

“Peter Ashkin”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

30,000                    Company Common Shares
170,000                  Company Options

VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

Glenn Bowman
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 25,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“Glenn Bowman”
Name: Glenn Bowman

SPHERE 3D CORPORATION

By: “T. Scott Worthington”
        T. Scott Worthington
        Chief Financial Officer

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

Glenn Bowman

“Glenn Bowman”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

25,000                    Company Common Shares
170,000                  Company Options

VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

Jason Meretsky
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 25,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“Jason Meretsky”
Name: Jason Meretsky

SPHERE 3D CORPORATION

By: “T. Scott Worthington”
        T. Scott Worthington
        Chief Financial Officer

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

Jason Meretsky

“Jason Meretsky”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

25,000                    Company Common Shares
300,000                  Company Options

VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

Peter Tassiopoulos
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 100,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“Peter Tassiopoulos”
Name: Peter Tassiopoulos

SPHERE 3D CORPORATION

By: “T. Scott Worthington”
        T. Scott Worthington
        Chief Financial Officer

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

Peter Tassiopoulos

“Peter Tassiopoulos”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

100,000                 Company Common Shares
200,000                 Company Options

VOTING AGREEMENT AND IRREVOCABLE PROXY

THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made effective as of the 15th of May, 2014

BETWEEN:

Scott Worthington
(the “Shareholder”)

- and –

SPHERE 3D CORPORATION
(the “Company”)

WHEREAS:

A.

On May 15, 2014, the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland Storage, Inc. (“Overland”) to enter into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company; and

B.

The Shareholder is a significant shareholder of the Company, and he/she/it (together with persons in respect of whom he/she/it exercises control or direction) is currently the registered owner of, and exercises control and direction over, 50,000 Common Shares (together with any Common Shares which may hereafter be purchased or acquired by the Shareholder and persons in respect of whom he exercises control or direction, the “Shares”).

C.

The Shareholder understands and acknowledges that the Company, Sub and Overland are entitled to rely on (i) the truth and accuracy of Shareholder’s representations contained herein and (ii) Shareholder’s performance of the obligations set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and upon and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Support Obligations

(a) Prior to the Expiration Time (as defined herein) and subject to the Shareholder’s fiduciary duties at law (to the extent such Shareholder is a director or officer of the Company or Sub), at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of Overland with respect to any of the following matters, the Shareholder shall vote the Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) In addition to the terms defined elsewhere herein, the following terms, as used herein, have the following meanings when used herein with initial capital letters:

(i)	“Alternative Transaction Proposal” has the meaning as defined in Section 5.3(a)(ii) of the Merger Agreement;

(ii)

“Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015; and

(iii)	“Superior Offer” has the meaning as defined in Section 5.3(a)(iii) of the Merger Agreement

2.	Grant of Proxy

(a) Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to the Company a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company with respect to the matters contemplated by Section 1(a) covering the total number of Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

(b) The Shareholder hereby agrees that he/she/it shall not, except in accordance with the terms of this Agreement or with the prior written consent of the Company, grant or agree to grant any proxy or other right to vote the Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the right to vote on the matters set forth in Section 1 hereof.

3.	No Restriction on Sale

It is acknowledged that no provision in this agreement shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this agreement will terminate and be of no further force or effect.

4.	Disclosure

The parties will consult each other before making any public disclosure of, or any announcement pertaining to, this agreement. Notwithstanding, the Company shall be authorized to make all necessary public filings or disclosure of this Agreement in accordance with applicable law.

5.	Termination

This Agreement will terminate and be of no further force or effect, and the Shareholder will be released from his/her/its obligations hereunder, at the Expiration Tine.

6.	General

This Agreement may not be assigned by the Shareholder without the prior written consent of the Company. This agreement may not be assigned by the Company without the prior written consent of the Shareholder.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns, as the case may be.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under this Agreement.

Time will be of the essence of this Agreement.

This Agreement may be executed in one or more counterparts (whether by facsimile signature or otherwise), each of which will constitute an original and all of which together will constitute one and the same agreement.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

“T. Scott Worthington”
Name: T. Scott Worthington

SPHERE 3D CORPORATION

By: “Mario Biasini”
        Mario Biasini
        President

EXHIBIT A

IRREVOCABLE PROXY
TO VOTE SHARES OF
SPHERE 3D CORPORATION

The undersigned shareholder (“Shareholder”) of Sphere 3D Corporation, an Ontario corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints T. Scott Worthington, the Chief Financial Officer of the Company, or any other designee of the Company, as the sole and exclusive attorney and proxy of Shareholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Shareholder is entitled to do so) with respect to all of the shares of the Company that now are or hereafter may be beneficially owned by Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Shareholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. It is acknowledged that no provision in this Proxy shall restrict in any way the Shareholder from selling, disposing or otherwise transferring the Shares to a third party, whereupon this Proxy will not apply with respect to such sold or transferred Shares.

Upon Shareholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Shareholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Shareholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between the Company and Shareholder (the “Voting Agreement”), and is granted in consideration of the Company and Overland Storage Inc., a California corporation (“Overland”), entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, S3D Acquisition Company, a California corporation and wholly owned subsidiary of the Company (“Sub”) and Overland, pursuant to which Sub will merge with and into Overland (the “Merger”), and Overland will survive the Merger and become a wholly owned subsidiary of the Company. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the date and time at which the Merger becomes effective as set forth in the Merger Agreement, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Shareholder becomes aware that the Company has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the Shareholder to enter into this Agreement (D) such date and time designated by the Company in a written notice to Shareholder, (E) the Company determines, acting reasonably and relying on advise of its legal counsel, that no shareholder approval is required by the Company in connection with the approval of the consummation of the transactions set forth in the Merger Agreement, (F) to the extent shareholder approval is required by the Company in connection with the consummation of the transactions set forth in the Merger Agreement, the date upon which such shareholder approval of the Company is so obtained; (G) the written agreement of the parties hereto to terminate this Agreement, or (H) January 31, 2015.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Time, to act as Shareholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Shareholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii) of the Merger Agreement) or Superior Proposal (as defined in Section 5.3(a)(iii) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: May 15, 2014

T. Scott Worthington

“T. Scott Worthington”
(Signature of Shareholder)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Shareholder exercises voting power on the date hereof:

50,000                   Company Common Shares
275,000                 Company Options